Exhibit 99.1

FLY Leasing Fourth Quarter and
Full Year 2015 Financial Results

Dublin, Ireland, March 8, 2016 – FLY Leasing Limited (NYSE: FLY), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2015.

Fourth Quarter 2015 Highlights
•	Net Income of $27.7 million, $0.68 per share
•	Adjusted Net Income of $62.7 million, $1.54 per share
•	Acquired three aircraft for $239 million
•	Completed sales of 26 older aircraft, for a gain of $17.0 million
•	Repurchased 5.7 million shares, reducing shares outstanding by 14%

2015 Full Year Highlights
•	Net Income of $6.6 million, $0.13 per share
•	Adjusted Net Income of $131.0 million, $3.17 per share
•	Reduced SG&A by $7.3 million, year over year.
•	Invested $629 million in ten aircraft
•	Contracted to sell 53 older aircraft, of which 40 were delivered
•	Re-priced our $500 million Term Loan, saving $4 million in annual interest cost
•	$100 million share repurchase program, which now has been completed

“FLY has completed a major transformation, and enters 2016 with a leaner, younger and more profitable fleet, and poised for intelligent growth,” said Colm Barrington, CEO of FLY.  “Our aircraft sales and related strategic initiatives have reduced business risk, lowered our SG&A expenses and cost of debt, and generated substantial cash. In the last few months, we have used our cash to repurchase $100 million in shares, at prices significantly below FLY’s book value per share.”

“The airline industry continues to be strong, with IATA reporting a more than 6.5% increase in revenue passenger kilometers in 2015, and record airline profits,” added Barrington. “Traffic and financial forecasts for 2016 are even more buoyant, with airlines’ business being strongly supported by lower fuel prices. These factors are supporting a strong demand for leased aircraft; in FLY’s case we have all but one of our 2016 redeliveries committed.”

“Our management team has worked together for more than 25 years and navigated through several industry cycles,” said Barrington. “Cycles provide opportunities for outperformance.  FLY’s strong capital reserves and strategy of avoiding speculative forward commitments provides us with a unique flexibility to take advantage of market conditions, and put capital to work when and where we can maximize returns.”

Accounting for Maintenance Rights and Liabilities

As part of its review of FLY’s public filings, the staff (“Staff”) of the U.S. Securities and Exchange Commission’s Division of Corporation Finance has issued comments related to the filing of FLY’s Annual Report on Form 20-F for the year ended December 31, 2014. We and the Staff are currently discussing FLY’s accounting policy for business combinations, including FLY’s accounting policy for intangible assets and liabilities for aircraft acquired with in-place leases. FLY has provided information to the Staff supporting FLY’s accounting policy, and has discussed its accounting policy with members of the Staff.

Discussions with the Staff are ongoing as of the date of this press release. While we currently have not concluded on the potential impact on our financial statements of the Staff’s comments, if any, if it is determined after the conclusion of the Staff’s review that FLY should separately recognize other intangible assets or liabilities from what has been previously recorded, the impact could be material to FLY’s previously issued consolidated financial statements and require modification to its accounting for the current and prior year results reported herein. In addition, as a result of the ongoing discussions with the Staff, FLY may not be able to timely file its Annual Report on Form 20-F for the year ended December 31, 2015.

Financial Results

FLY is reporting Net Income of $27.7 million or $0.68 per diluted share for the fourth quarter of 2015. This compares to Net Income of $15.5 million or $0.37 per diluted share for the same period of 2014. The fourth quarter 2015 results include an impairment charge of $18.9 million related to three older aircraft, as well as $17.0 million in gains on sale of aircraft and $37.9 million in end of lease income (of which $15.0 million relates to the three impaired aircraft).  There were no sales in the 4th quarter of 2014, and end of lease income for that period was $21.7 million.

Total revenues for the fourth quarter of 2015 were $139.0 million, compared to $120.3 million for the same period in the previous year, an increase of 16%. Rental revenue includes approximately $12.5 million in rents from aircraft that were sold or are contracted to be sold.

Net Income for the year ended December 31, 2015 was $6.6 million or $0.13 per diluted share compared to $56.1 million or $1.32 per diluted share for 2014. The 2015 results include $84.3 million of non-cash impairment charges and $17.5 million in charges associated with the early repayment of debt.  For 2015, end of lease income was $64.8 million and gains on aircraft sales totaled $26.1 million. The 2014 results included $39.8 million in end of lease income and $18.9 million in gains on aircraft sales.

Adjusted Net Income

Adjusted Net Income was $62.7 million for the fourth quarter of 2015 compared to $21.8 million in the same period in the previous year. Adjusted Net Income excludes impairment charges and other charges not considered core to operations.  On a per share basis, Adjusted Net Income was $1.54 in the fourth quarter of 2015 compared to $0.53 in the fourth quarter of 2014.

For the year ended December 31, 2015, Adjusted Net Income was $131.0 million, or $3.17 per share, as compared to $80.4 million, or $1.94 per share for the year ended December 31, 2014.

A reconciliation of Adjusted Net Income to Net Income determined in accordance with GAAP is shown below.

Share Repurchases

FLY has completed its $100 million share repurchase program announced in November 2015. Fly closed its $75 million modified Dutch auction tender offer in December, repurchasing 5,376,344 shares at a price of $13.95 per share.  This was in addition to 421,329 shares purchased earlier in 2015 under FLY’s previous share repurchase program.

In the first quarter of 2016, FLY repurchased $25 million, or 2,071,910 of its shares in open market transactions, at an average price of $12.04 per share.  At March 3, 2016, FLY had 33,599,490 shares outstanding, a decrease of 19% from the number of shares outstanding on January 1, 2015.

The Board of Directors has now approved a new $30 million share repurchase program.  Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions.  The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financial Position

At December 31, 2015, FLY’s total assets were $3.4 billion, and include $2.9 billion of investment in flight equipment. Total cash at December 31, 2015 was $450.9 million, of which $276.0 million was unrestricted.

The book value per share at December 31, 2015, was $18.04.

Aircraft Portfolio

At December 31, 2015, FLY’s 80 aircraft, shown in the table below, were on lease to 44 lessees in 28 countries.  The column showing our fleet as of December 31, 2015 does not include 13 aircraft that were held for sale at December 31, 2015 or the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Dec. 31, 2015	Dec 31, 2014
Airbus A319	10	18
Airbus A320	14	27
Airbus A321	3	3
Airbus A330	4	4
Airbus A340	3	3
Boeing 737NG	39	57
Boeing 747	—	1
Boeing 757	3	11
Boeing 767	1	1
Boeing 777	2	1
Boeing 787	1	1
Total	80	127

At December 31, 2015, the average age of FLY’s fleet, weighted by the net book value of each aircraft, was 6.6 years compared to 7.8 years at December 31, 2014. The average remaining lease term, also weighted by net book value, was 6.5 years as of December 31, 2015.  At December 31, 2015, the 80 aircraft were generating annualized rents of approximately $300 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Tuesday, March 8, 2016.  Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 32524298 or ask an operator for the FLY Leasing earnings call. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2015 (Unaudited)	Three months ended Dec. 31, 2014 (Unaudited)	Year ended Dec. 31, 2015 (Unaudited)	Year ended Dec. 31, 2014 (Audited)
Revenues
Operating lease revenue	$120,618	$119,993	$440,725	$404,668
Finance lease income	299	—	299	—
Equity earnings from unconsolidated subsidiary	125	351	1,159	2,456
Gain on sale of aircraft	17,005	—	26,090	18,878
Interest and other income	908	(56)	2,289	662
Total revenues	138,955	120,288	470,562	426,664
Expenses
Depreciation	36,602	49,059	168,867	175,547
Aircraft impairment	18,857	—	84,255	—
Interest expense	32,724	40,392	145,448	142,519
Net (gain) loss on debt modification and extinguishment	8,116	88	17,491	(3,907)
Selling, general and administrative	7,042	10,213	33,674	41,033
Ineffective, dedesignated and terminated derivatives	(548)	189	4,134	72
Maintenance and other costs	3,228	2,386	7,628	7,060
Total expenses	106,021	102,327	461,497	362,324
Net income before provision for income taxes	32,934	17,961	9,065	64,340
Provision for income taxes	5,248	2,482	2,439	8,263
Net income	$27,686	$15,479	$6,626	$56,077
Weighted average number of shares
- Basic	40,545,100	41,432,998	41,222,690	41,405,211
- Diluted	40,582,169	41,479,349	41,315,149	41,527,584
Earnings per share
- Basic	$0.68	$0.37	$0.14	$1.32
- Diluted	$0.68	$0.37	$0.13	$1.32

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Dec. 31, 2015 (Unaudited)	Dec. 31, 2014 (Audited)
Assets
Cash and cash equivalents	$275,998	$337,560
Restricted cash and cash equivalents	174,933	139,139
Rent receivables	124	4,887
Investment in unconsolidated subsidiary	7,170	4,002
Flight equipment held for sale, net	242,189	—
Flight equipment held for operating lease, net	2,662,779	3,705,407
Investment in direct finance lease, net	34,878	—
Fair market value of derivative assets	241	2,067
Other assets, net	18,265	31,608
Total assets	$3,416,577	$4,224,670
Liabilities
Accounts payable and accrued liabilities	$17,548	$18,431
Rentals received in advance	14,560	19,751
Payable to related parties	7,170	2,772
Security deposits	48,876	64,058
Maintenance payment liability	194,543	254,514
Unsecured borrowings, net	691,109	689,452
Secured borrowings, net	1,705,826	2,335,328
Fair market value of derivative liabilities	19,327	23,311
Deferred tax liability, net	18,764	16,289
Other liabilities	55,442	41,890
Total liabilities	2,773,165	3,465,796
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 35,671,400 and 41,432,998 shares issued and outstanding at December 31, 2015 and 2014, respectively	36	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	577,290	658,522
Retained earnings	81,586	117,402
Accumulated other comprehensive loss, net	(15,500)	(17,091)
Total shareholders’ equity	643,412	758,874
Total liabilities and shareholders’ equity	$3,416,577	$4,224,670

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Year ended	Year ended
	Dec. 31, 2015 (Unaudited)	Dec. 31, 2014 (Audited)
Cash Flows from Operating Activities
Net Income	$6,626	$56,077
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(1,159)	(2,456)
Direct finance lease	(299)	—
Gain on sale of aircraft	(26,090)	(18,878)
Depreciation	168,867	175,547
Aircraft impairment	84,255	—
Amortization of debt discounts and debt issuance costs	11,922	12,516
Amortization of lease incentives	20,527	18,934
Amortization of lease discounts/premiums and other items	2,046	2,841
Amortization of fair market value adjustments associated with the GAAM acquisition	3,650	6,260
Net loss (gain) on debt modification and extinguishment	13,868	(3,960)
Share-based compensation	195	30
Unrealized foreign exchange gain	(1,247)	—
Provision for deferred income taxes	1,959	6,169
Unrealized loss on derivative instruments	4,134	38
Security deposits and maintenance payment liability relieved	(59,692)	(30,376)
Distributions from unconsolidated subsidiary	—	5,501
Changes in operating assets and liabilities:
Rent receivables	6,814	(4,767)
Other assets	137	(1,589)
Payable to related parties	(19,407)	(12,848)
Accounts payable, accrued liabilities and other liabilities	(2,183)	18,126
Net cash flows provided by operating activities	214,923	227,165
Cash Flows from Investing Activities
Distributions from (investment in) unconsolidated subsidiary	(2,009)	1,132
Rent received from direct finance lease	424	—
Investment in direct finance lease	(33,596)	—
Purchase of additional aircraft	(567,523)	(915,450)
Proceeds from sale of aircraft	1,110,046	88,617
Payment for aircraft improvement	(8,196)	(9,841)
Lessor contribution to maintenance	(18,609)	(5,017)
Net cash flows provided by (used in) investing activities	480,537	(840,559)

	Year ended	Year ended
	Dec. 31, 2015 (Unaudited)	Dec. 31, 2014 (Audited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(35,794)	35,690
Security deposits received	13,914	18,134
Security deposits returned	(7,788)	(4,728)
Maintenance payment liability receipts	84,491	85,172
Maintenance payment liability disbursements	(38,768)	(45,412)
Net swap termination payments	(3,737)	—
Debt issuance costs	(933)	(1,803)
Proceeds from unsecured borrowings	—	396,563
Proceeds from secured borrowings	147,276	298,658
Repayment of secured borrowings	(791,385)	(192,974)
Repurchase of common shares	(81,432)	—
Dividends	(41,388)	(41,392)
Dividend equivalents	(1,054)	(1,426)
Net cash flows (used in) provided by financing activities	(756,598)	546,482
Effect of exchange rate changes on cash and cash equivalents	(424)	—
Net decrease in cash	(61,562)	(66,912)
Cash at beginning of period	337,560	404,472
Cash at end of period	$275,998	$337,560
Supplemental Disclosure:
Cash paid during the period for:
Interest	$132,780	$119,745
Taxes	384	188
Noncash Activities:
Security deposits applied to maintenance payment liability, rent receivables, rentals received in advance, and other assets	3,292	1,938
Maintenance payment liability applied to rent receivables and rentals received in advance	2,523	—
Other liabilities applied to maintenance payment liability and rent receivables	240	979
Noncash investing activities:
Aircraft improvement	1,587	2,882
Noncash activities in connection with purchase of aircraft	19,382	26,002
Noncash activities in connection with sale of aircraft	93,819	12,479

FLY Leasing Limited
Reconciliation of Non-GAAP Measures (Unaudited)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2015	Three months ended Dec. 31, 2014	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014
Net Income	$27,686	$15,479	$6,626	$56,077
Adjustments:
Aircraft impairment	18,857	—	84,255	—
Amortization of debt discounts and loan issue costs	2,842	3,209	11,922	12,516
Amortization of lease premiums, discounts and other	246	677	2,046	2,789
Amortization of fair value adjustments recorded in purchase accounting	766	1,307	3,650	6,260
Net (gain) loss on debt modification and extinguishment	8,116	88	17,491	(3,907)
Non-cash share based compensation	—	80	195	30
Unrealized foreign exchange (gain) loss	(554)	128	(1,247)	412
Deferred income taxes	5,261	627	1,959	6,169
Ineffective, dedesignated and terminated derivatives	(548)	189	4,134	72
Adjusted Net Income	$62,672	$21,784	$131,031	$80,418
Average Shareholders’ Equity	$672,046	$758,517	$701,143	$753,849
Adjusted Return on Equity	37.3%	11.5%	18.7%	10.7%

Weighted average diluted shares outstanding	40,582,169	41,479,349	41,315,149	41,527,584
Adjusted Net Income per share	$1.54	$0.53	$3.17	$1.94

FLY defines Adjusted Net Income as Net Income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) gain and losses from debt modification and extinguishment; (v) non-cash share-based compensation; (vi) unrealized foreign exchange gains and losses; (vii) deferred income taxes; (viii) the ineffective portion and charges associated with cash flow hedges.  Adjusted return on equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented.  For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity to assess our core operating performance on a consistent basis from period to period.  In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors.  These measures should be considered in addition to, and not as a substitute for Net Income or other financial measures determined in accordance with generally accepted accounting principles (“GAAP”).  FLY’s definitions may be different than those used by other companies.